UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on March 03, 2009.

Omega Navigation Enterprises, Inc. Reports Fourth Quarter and Twelve Months 2008 Results

Piraeus, Greece, March 3, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the fourth quarter and year ended December 31, 2008.

The Company had previously announced the declaration of its quarterly base dividend with respect to the fourth quarter of 2008 of $0.50 per share payable on March 9, 2009 to stockholders of record as of February 24, 2009.

Fourth Quarter 2008 Results

For the quarter ended December 31, 2008, Omega Navigation reported total revenues of $20.1 million and Net Income of $5.8 million, or $0.38 per basic share, excluding a loss on its interest rate derivative instruments, a gain on warrants revaluation and incentive compensation grants expense. Including these items the Company reported a Net Loss of $4.4 million or $0.29 per basic share. EBITDA for the fourth quarter of 2008 was $17.0 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Operating Income included revenue of $2.2 million primarily attributable to profit sharing on charters of the vessels.  The fourth quarter spot market was very strong for product tankers.  The $2.2 million booked in the fourth quarter represented the highest amount of profit sharing booked to income since the inception of the charters that include a profit sharing provision.

The Company owned and operated an average of 8 vessels, all product carriers, during the fourth quarter of 2008, the same number as in the fourth quarter of 2007. The Omega Lady Miriam completed its scheduled drydock on September 30, 2008 and went back on hire to ST Shipping at that time.  Excluding profit sharing, the Panamax product carriers in our fleet earned an average time-charter equivalent rate of $24,949 per day per vessel during the fourth quarter of 2008, versus $25,047 per day per vessel during the fourth quarter of 2007.  The Handymax product tankers in our fleet earned an average time-charter equivalent rate of $20,798 per vessel per day during the fourth quarter of 2008, versus $20,750 per day per vessel during the fourth quarter of 2007.

Since the inception of our product tankers’ charters through the end of the fourth quarter of 2008, the profit sharing element of those charters that include such a provision amounted to approximately $13.6 million. The Company has already received $10.9 million of cash and has recorded profit share revenues of $10.8 million, and currently expects to record an additional $2.8 million in quarters to follow for voyages performed through the fourth quarter of 2008. The table below presents the amount of profit share revenues recorded per quarter.

Quarter	Amount of profit share revenues recorded per quarter
1st Quarter 2007	$ 1.1 million
2nd Quarter 2007	$ 1.0 million
3rd Quarter 2007	$ 1.3 million
4th Quarter 2007	$ 0.6 million
1st Quarter 2008	$ 1.2 million
2nd Quarter 2008	$ 1.6 million
3rd Quarter 2008 4th Quarter 2008	$ 1.8 million $ 2.2 million
Total	$ 10.8 million

Operating expenses for our MR product tankers averaged $5,110 per day per vessel in the fourth quarter of 2008, versus $4,048 per day per vessel in the fourth quarter of 2007. Our Panamax product tankers averaged operating expenses of $5,564 per day per vessel in the fourth quarter of 2008, versus $4,582 per day per vessel in the fourth quarter of 2007.  The increase of the daily operating expenses of the vessels relates mainly to an increase in crew wages for the entire fleet.

Twelve Months 2008 Results

For the year ended December 31, 2008, Omega Navigation reported total revenues of $77.7 million and Net Income of $22.7 million, or $1.50 per basic share excluding a loss on its interest rate derivative instruments, a gain on warrants revaluation and incentive compensation grants expense. Including these items Net Income was $11.0 million or $0.72 per basic share.  EBITDA for the year 2008 was $57.1 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $ 6.8 million of revenues primarily arising from profit sharing on charters of the vessels Omega Lady Miriam, Omega Lady Sarah, Omega Theodore and Omega Emmanuel.  The size of the profit sharing contribution was evidence of the strong spot market for product tankers throughout the year.

The Company owned and operated an average of 8 vessels, all product carriers, during the year 2008, compared to an average of 7.4 product carriers during the year 2007. Excluding profit sharing, the Panamax product carriers in our fleet earned an average time-charter equivalent rate of $25,027 per day per vessel during the year 2008, versus $25,013 per day per vessel during the year 2007.  The Handymax product tankers in our fleet earned an average time-charter equivalent rate of $20,772 per vessel per day during the year 2008, versus $20,786 per day per vessel during the year of 2007.

Operating expenses for our Panamax product tankers averaged $5,406 per day per vessel in the twelve months of 2008, versus $4,572 per day per vessel, excluding any initial outfitting and pre-delivery expenses, in the twelve months of 2007. Our MR product tankers averaged operating expenses of $4,938 per day per vessel in the twelve months of 2008, versus $4,463 per day per vessel in the twelve months of 2007.  The increase of the daily operating expenses of our Panamax product tankers as well as our MR product tankers relates mainly to an increase in crew wages and maintenance cost for Omega Lady Miriam which was incurred during her scheduled drydocking in the third quarter 2008.

Fleet Developments

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters to established charterers including Norden, ST Shipping (Glencore) and Torm. Six of the eight product tankers have profit sharing arrangements that enable the Company to share in the charter market’s upside potential.

The Company recently announced new charters on the Omega Lady Miriam and Omega Lady Sarah that provide for contracted time charter coverage on these vessels up to 2012.  The following table illustrates the current contract expirations and renewals:

Vessel	Charter Rate	Profit Sharing	Latest Charter Expiration	Renewal
Omega Queen	$ 26,500	No	Jun-09
Omega King	$ 26,500	No	Jul-09
Omega Lady Sarah	$ 24,000	Yes	Q3-12	New charter commences 2/3Q ’09 at 25,500/day plus 50/50 profit sharing
Omega Lady Miriam	$ 24,000	Yes	Q4-12	New charter commences 3/4Q ’09 at 25,500/day plus 50/50 profit sharing
Omega Prince	$ 21,000	Yes	Jul-09
Omega Princess	$ 21,000	Yes	Aug-09
Omega Emmanuel	$ 25,500	Yes	Apr-10
Omega Theodore	$ 25,500	Yes	May-10

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our eleventh consecutive quarter with strong operating income, since our IPO in April 2006. We attribute our strong operating income to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the term employment of our vessels. In addition, the fact that the charters of six of our eight product tankers have a profit sharing provision has enabled us to participate in any upside of the charter market and thereby maximize our profitability and the return for our shareholders.  The profit sharing agreements in 2008 have allowed the Company to enjoy particularly strong earnings, with the product tanker market remaining quite strong throughout 2008.

We continue to return strong operating results even in this most challenging economic environment.  Based on our current charter rates and the continued performance of each of our charterers, we believe that we are well positioned to continue to show profitable operating results  despite this economic climate.  While we have seen some evidence of spot and term rates weakening in the first quarter of 2009, our profit sharing agreements continue to generate revenues above the base rates and thereby adding to our profitability.

All of the vessels in our current fleet are under three year time charters with established charterers pursuant to which we had covered 100% of our operating days for 2008 and we have contracted 79% for 2009. The charters on the Panamax Ice Class vessels delivered to us in March and April of 2007, respectively, extend to 2010. In addition, the Company recently announced new charters on the Omega Lady Miriam and Omega Lady Sarah which provide for contracted time charter coverage on these vessels until mid  2012.

We would like to reiterate that we are continuing to pursue a strategy of prudent growth, gradually expanding our fleet and our revenue and profit generation potential.

Finally, we recently announced the declaration of our eleventh consecutive quarterly base dividend of $0.50 per common share with respect to the fourth quarter of 2008.

Quarterly Dividend
On February 13, 2009 the Company announced its eleventh consecutive quarterly base dividend since it went public, of $0.50 per common share, payable on March 9, 2009 to shareholders of record as of February 24, 2009. The base dividend will be paid in cash to all shareholders, including One Holdings, holder of the Company’s Class B subordinated shares.  One Holdings has notified the Company that it will not elect to receive the base dividend in additional Class B subordinated shares.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented, “We have now paid or declared on schedule eleven consecutive quarterly dividends since going public in the amount of $0.50 per common share, aggregating $5.50 per common share or a total amount in excess of $80 million returned to shareholders in the form of dividends.

As of December 31, 2008 we are fully compliant with all our loan covenants. We continue to have a strong relationship with our commercial lenders and have received their ongoing support and commitment to the Company, even in this very challenging credit market.

Fleet Data

	Panamax Tankers		Handymax Tankers
	Three months ended		Three months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	3	2	2	1
Ownership days (1)	552	552	184	184
Available days (2)	551	552	184	184
Operating days (3)	551	552	184	184
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 13,746,951	$ 13,826,066	$ 3,826,791	$ 3,817,959
Time charter equivalent (TCE) rate $/day (5)(7)	24,949	25,047	20,798	20,750
Vessel operating expenses (net of predelivery expenses)	$ 3,071,240	$ 2,529,085	$ 940,185	$ 744,887
Daily vessel operating expenses $/day(6)	5,564	4,582	5,110	4,048

	Year Ended		Year Ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Number of vessels at end of year	6	6	2	2
Average age of fleet (in years)	3	2	2	1
Ownership days (1)	2,196	1,989	732	730
Available days (2)	2,186	1,989	732	730
Operating days (3)	2,186	1,989	732	730
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 54,714,307	$ 49,751,319	$ 15,204,973	$ 15,173,810
Time charter equivalent (TCE) rate $/day (5)(7)	25,027	25,013	20,772	20,786
Vessel operating expenses (net of predelivery expenses)	$ 11,871,230	$ 9,093,574	$ 3,614,449	$ 3,258,075
Daily vessel operating expenses $/day(6)	5,406	4,572	4,938	4,463

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the year ended December 31, 2007, pre-delivery expenses of Panamax product tankers amounted to $0.8 million. No predelivery expenses incurred during the 3 months ended December 31, 2007 nor for the year 2008.

(7)

For the three months ended December 31, 2008, excludes $ 2.2 million of profit sharing revenue booked in the forth quarter of 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore. For the year ended December 31, 2008, excludes $ 6.8 million of profit sharing revenue booked in the year 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel, Omega Theodore, Omega Prince and Omega Princess.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:*

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Latest Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500		Jun-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500		Jul-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000/ $ 25,500	(3)	Q3-12
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000/ $ 25,500	(3)	Q4-12
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(5)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(5)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	MR1 - Ice Class 1A	Jun-06	$21,000	(4)	Jul-09
Omega Princess	B	2006	36,680	MR1 - Ice Class 1A	Jul-06	$21,000	(4)	Aug-09
TOTAL (DWT):			512,358

* This table assumes the full performance by each our current and anticipated customers under our current and contracted charters.

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) In 3rd and 4th quarter 2009 the Omega Lady Sarah and Omega Lady Miriam will enter into a new charter with ST Shipping at a rate of $25,500. Plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(4) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.

(5) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

Conference Call Details:

As previously announced, the Company’s management will host a conference call tomorrow March 4, 2009 at 10:00am EST to discuss its fourth quarter 2008 results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until March 11, 2009 by dialling 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: #3663884.

Omega Navigation Enterprises Inc

Consolidated Statements of Income / (Loss)

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)		(unaudited)

CONTINUING OPERATIONS
Revenues:
Voyage revenue	20,066	18,523	77,713	69,890

Expenses:
Voyage expenses	292	257	1,032	930
Vessel operating expenses	4,011	3,274	15,486	13,121
Depreciation and amortization	4,776	4,747	18,868	17,557
Management fees	310	287	1,243	1,110
Options’ premium	-	-	-	200
General and administrative expenses (including non cash compensation expense of $457, $1,354, $146 and $203 for the year ended December 31, 2007 and 2008 and the quarter ended December 31, 2007 and 2008 respectively )	1,290	1,567	6,085	5,088
Foreign currency (gains) / losses	(31)	27	(44)	90
Operating income	9,418	8,364	35,043	31,794

Other income (expenses)
Interest and finance costs	(4,046)	(4,821)	(14,385)	(18,579)
Interest income	245	217	711	1,821
Change in fair value of warrants	2,787	838	3,156	1,071
Loss on derivative instruments	(12,846)	(650)	(13,586)	(1,221)
Total other income /(expenses), net	(13,860)	(4,416)	(24,104)	(16,908)

INCOME/(LOSS) FROM CONTINUING OPERATIONS	(4,442)	3,948	10,939	14,886

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	-	(2)	20	(155)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	(2)	20	(155)

Net income/ (loss)	(4,442)	3,946	10,959	14,731

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2008	December 31, 2007
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	16,811	8,893
Accounts receivable, trade	596	179
Inventories	602	501
Prepayments and other	506	848
Restricted cash	123	417
Total current assets	18,638	10,838

FIXED ASSETS:
Vessels, net	442,485	461,251
Property and equipment, net	64	103
Advances for vessels’ under construction and vessels’ acquisition	57,672	44,869
Total fixed assets	500,221	506,223

OTHER NON CURRENT ASSETS:
Deferred charges	1,154	343
Restricted cash	5,174	5,081
Other non current assets	109	-
Total other non current assets	6,437	5,424

Total assets	525,296	522,485

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	138	781
Accounts payable	1,804	869
Accrued and other current liabilities	1,815	2,740
Deferred revenue	1,368	1,869
Warrants	3,941	-
Derivative liability	5,839	1,151
Dividends payable	87	30
Total current liabilities	14,992	7,440

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	335,112	322,565
Warrants	-	7,097
Derivative liability	8,409	428
Dividends payable	174	81
Other Long Term Liabilities	5	-
Total non-current liabilities	343,700	330,171

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	151	151
Additional paid-in capital	198,402	197,047
Accumulated deficit	(31,949)	(12,324)
Total stockholders’ equity	166,604	184,874

Total liabilities and stockholders’ equity	525,296	522,485

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income/(loss) from continuing operations	(4,442)	3,948	10,939	14,886

Net cash provided by continuing operating activities	10,709	8,705	40,203	34,067
Net cash used in discontinued operating activities	-	-	-	(695)
Net cash provided by continuing and discontinued operating activities	10,709	8,705	40,203	33,372

Cash flows used in investing activities
Net cash used in investing activities-continuing operations	(475)	(22,443)	(12,820)	(165,178)
Net cash provided by investing activities-discontinued operations	-	-	-	81,468
Net cash used in investing activities- continuing and discontinued operations	(475)	(22,443)	(12,820)	(83,710)

Cash flows (used in)/provided by financing activities
Net cash (used in)/provided by financing activities-continuing operations	(7,265)	13,007	(19,465)	92,764
Net cash used in financing activities-discontinued operations	-	-	-	(37,395)
Net cash (used in)/provided by financing activities-continuing and discontinued operations	(7,265)	13,007	(19,465)	55,369

Net increase/(decrease) in cash and cash equivalents	2,969	(731)	7,918	5,031
Cash and cash equivalents at the beginning of the period	13,842	9,624	8,893	3,862
Cash and cash equivalents at end of period	16,811	8,893	16,811	8,893

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)		(unaudited)
Net cash from operating activities	10,709	8,705	40,203	34,067
Net increase/decrease in current assets and non current assets	377	410	285	532
Net (increase)/decrease in current liabilities excluding bank debt	(514)	(377)	316	(997)
Write off of options’ premium	-	-	-	(200)
Net interest (income)/expense	3,973	4,604	14,592	16,713
Warrants settled liability	2,787	838	3,156	1,071
Stock based compensation expense	(203)	(146)	(1,354)	(457)
Payments for drydocking costs	10	-	538	-
Amortization of financing costs	(157)	(86)	(668)	(307)
EBITDA	16,982	13,948	57,068	50,422

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)		(unaudited)
Net cash from operating activities	10,709	8,705	40,203	33,372
Net decrease in current assets and non current assets	377	408	285	360
Net (increase)/decrease in current liabilities excluding bank debt	(514)	(376)	336	(245)
Write off of options’ premium	-	-	-	(200)
Net interest (income)/expense	3,973	4,604	14,592	16,841
Warrants settled liability	2,787	838	3,156	1,071
Stock based compensation expense	(203)	(146)	(1,354)	(457)
Payments for drydocking costs	10	-	538	-
Amortization of financing costs	(157)	(86)	(668)	(347)
EBITDA	16,982	13,947	57,088	50,395

 (1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. The company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011 and two additional product tankers with a capacity of 47,000 dwt the first scheduled for delivery on the second quarter 2009 and the second scheduled for delivery on the third quarter 2010.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March 03, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer